Exhibit 99.2

ORGANIGRAM HOLDINGS INC

(“Organigram Holdings Inc.”)

Annual General and Special Meeting

Jan. 18, 2024 at 10:00 AM    (Canada/Eastern Standard)

Virtual Meeting at 10am EST

(the “Meeting”)

Proxy Voting – Guidelines and Conditions

1.	THIS PROXY IS SOLICITED BY OR ON BEHALF OF THE MANAGEMENT OF ORGANIGRAM HOLDINGS INC..

2.	THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE MEETING MATERIALS PRIOR TO VOTING.

3.

If you appoint the Management Nominees indicated on the reverse to vote on your behalf, they must also vote in accordance with your instructions or, if no instructions are given, in accordance with the Voting Recommendations highlighted for each Resolution on the reverse. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose.

4.

This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof.

5.

The securityholder has a right to appoint a person or company to represent the securityholder at the meeting other than the person or company designated in the form of proxy. Such right may be exercised by inserting, on the reverse of this form, in the space labeled “Please print appointee name”, the name of the person to be appointed, who need not be a securityholder of Organigram Holdings Inc..

6.	To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dated, it is deemed to bear the date of its mailing to the securityholders of Organigram Holdings Inc..

7.

To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxy, noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

8.

If the holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the holder may be required to provide documentation evidencing the signatory’s power to sign the proxy.

9.	Guidelines for proper execution of the proxy are available at www.stac.ca. Please refer to the Proxy Protocol.

Electronic Delivery

If you are a registered securityholder and wish to enroll for electronic delivery for future issuer communications including meeting related materials, financial statements, DRS, etc., where applicable, you may do so:

1.	After you vote online at www.voteproxyonline.com using your control number.

2.	Through TSX Trust’s online portal, Investor Insite. You may log in or enroll at https://www.tsxtrust.com/investor-login

For details go to www.tsxtrust.com/consent-to-electronic-delivery

VOTING METHOD

Internet	Go to www.voteproxyonline.com and enter the 12 digit control number

FACSIMILE	416-595-9593

MAIL or HAND DELIVERY	TSX Trust Company 301-100 Adelaide Street West Toronto, Ontario, M5H 4H1

Investor inSite

TSX Trust Company offers at no cost to holders, the convenience of secure 24-hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable holder forms and Frequently Asked Questions.

To register, please visit: https://tsxtrust.com/t/investor-hub/forms/investor-insite-registration and complete the registration form.

For assistance, please contact TSX TRUST INVESTOR SERVICES.

Mail: 301 - 100 Adelaide Street West Toronto, ON, M5H 4H1

Tel: 1-866-600-5869

Email: tsxtis@tmx.com

FORM OF PROXY (“PROXY”)
ORGANIGRAM HOLDINGS INC (“Organigram Holdings Inc.”)		CONTROL NUMBER: «CONTROL_NUMBER»
Annual General and Special Meeting
Jan. 18, 2024 at 10:00 AM
(Canada/Eastern Standard)
Virtual Meeting at 10am EST

SECURITY CLASS: Common Shares	RECORD DATE: Dec. 6, 2023	FILING DEADLINE FOR PROXY:	Jan. 16, 2024 at 10:00 AM (Canada/Eastern Standard)

APPOINTEES

The undersigned hereby appoints Beena Goldenberg, Chief Executive Officer whom failing Paolo De Luca, Chief Strategy Officer (the “Management Nominees”) or instead of any of them, the following Appointee

PLEASE PRINT APPOINTEE NAME

as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postponement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any,

- SEE VOTING GUIDELINES ON REVERSE -
RESOLUTIONS - VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	FOR	AGAINST	2. Appointment of Auditor	FOR	WITHHOLD
A) Peter Amirault	☐	☐	Appointment of KPMG LLP as Auditor of the Organigram Holdings Inc. for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐
B) Beena Goldenberg	☐	☐
C) Dexter John	☐	☐
D) Geoffrey Machum	☐	☐
E) Sherry Porter	☐	☐
F) Stephen A. Smith	☐	☐
G) Marni Wieshofer	☐	☐
H) Simon Ashton	☐	☐
I) Karina Gehring	☐	☐

3. BT DE Investments Inc. Investment	FOR	AGAINST	4. Articles of Amendment	FOR	AGAINST

To consider, and, if deemed advisable, approve an ordinary resolution, the full text of which is set forth in Appendix “A” to the Circular, authorizing the issuance by the Company of up to 183,679,525 Common Shares to BT DE Investments Inc. in connection with its investment of approximately C$124 million in the Company.

	☐	☐

To consider, and, if deemed advisable, approve a special resolution, the full text of which is set forth in Appendix “B” to the Circular, authorizing an amendment to the articles of the Company to create a new class of Class A preferred shares to be issued to BT DE Investments Inc. in connection with its investment in the Company.

				☐	☐

The Proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED

PLEASE PRINT NAME	Signature of registered owner(s)	Date(MM/DD/YYYY)

☐	Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and Management’s Discussion and Analysis.	☐	Annual Financial Statements – Mark this box if you would NOT like to receive Annual Financial Statements and Management’s Discussion and Analysis.

If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593